Filed by Enbridge Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spectra Energy Corp

(Commission File No. 1-33007)

General:

1.	What did Enbridge announce?
•	This morning, we announced a definitive agreement to combine with Spectra Energy in a stock-for-stock transaction valued at approximately C$37 billion (US$28 billion).
•	This transformative transaction creates North America’s largest energy infrastructure company with unmatched scale and diversity.
•	Together with Spectra Energy, our combined company will have an asset base that includes a diverse set of best-in-class assets comprising crude oil, liquids and natural gas pipelines, terminal and midstream operations, a regulated utility portfolio and renewable power generation.
•	This combination of assets and expertise will position the combined company to provide integrated services and first and last mile connectivity to key supply basins and demand markets.
•	The transaction is expected to close in the first quarter of 2017, subject to shareholder approval from both companies and certain regulatory, government and other customary closing conditions.

2.	Why this transaction? What are the benefits to Enbridge?
•	Enbridge has admired Spectra Energy as one of the top players in the industry for quite some time. After considering the potential combined company, its complementary nature and many benefits, both sides believed this would be a natural fit.
•	With Spectra Energy, we will create an even stronger platform than either company could achieve on its own.
•	As you know, one of our top priorities is to extend and diversify our growth.
•	This strategic combination marks a step change in our business mix – from mostly liquids pipelines, to a more equal balance between natural gas and liquids along with our small, but rapidly growing, renewable power generation business.
•	Together, we will have an exceptional team of people, the highest quality assets, one of the strongest balance sheets and the most financial flexibility in the industry.

3.	Will our culture or values change?
•	We already have a lot in common – in fact, we’re remarkably aligned.
•	We share the same purpose of delivering the energy that fuels people’s quality of life and we have very similar values. Safety, integrity and respect are all part of Spectra Energy’s values along with commitments to environmental stewardship and community engagement that align closely with how we think about these things.
•	And for both companies, safety and operational reliability remain the highest priority.

4.	How does the way they do business differ from the way we do business? How will we resolve any differences in our approach?
•	We approach our businesses very similarly from an operating as well as commercial and financial perspective.
•	In the coming days, we’ll announce the leadership of the joint integration planning team that will oversee integration. The integration planning team will be chaired by a senior Enbridge leader, who will report to Al Monaco, and composed of leaders from both management teams.

•	We will make every effort to keep you updated on developments as we move through the transaction and integration process and we are committed to managing these changes thoughtfully and with the utmost integrity and respect.
•	Between now and then, Enbridge and Spectra Energy remain independent companies and it should be business as usual.
•	We need to stay focused on delivering for our customers and partners and executing our day-to-day responsibilities.

5.	Will our policies and procedures be changing?
•	Until the transaction closes, which we expect to occur in the first quarter of 2017, Enbridge and Spectra Energy remain independent companies and it remains business as usual.
•	There will be no changes in your day-to-day responsibilities.
•	We have formed a dedicated joint integration planning team led by an Enbridge executive, who will report to Al Monaco, and composed of leaders from both management teams.
•	Importantly, we have good operating and safety procedures that meet or exceed codes, and we do not envision significant changes to those.

6.	Will union contracts be honored?
•	Yes, union contracts will be honored.

7.	Where will the combined company’s headquarters be located? Will Enbridge’s head office remain in Canada?
•	The headquarters of the combined company will be in Calgary, Alberta.
•	Houston will be Enbridge’s gas pipelines business unit center; Edmonton, Alberta will remain the business unit center for liquids pipelines, with gas distribution continuing to be based in Ontario.

8.	When will new ELT members take on their new roles? When will they announce their leadership teams and the teams below them?
•	Until the transaction closes, Enbridge and Spectra Energy remain independent companies and it remains business as usual.
•	Upon completion of the combination, Al Monaco will continue to lead Enbridge as President and CEO. Greg Ebel, currently CEO of Spectra Energy, will become Chairman of the board of directors. John Whelen, currently Chief Financial Officer of Enbridge, will be CFO of the combined company, and Guy Jarvis, currently President, Liquids Pipelines, will continue to lead that business.
•	Bill Yardley, currently President, Gas Transmission & Midstream at Spectra Energy, will lead Enbridge’s gas businesses of the combined company after the deal closes.
•	Greg Harper, currently, President, Gas Pipelines & Processing, has played a key role in expanding our footprint and managing the business through challenging markets. Until closing Greg will continue to lead Enbridge’s gas businesses and he’ll be very involved in the transition.
•	It will essentially be business as usual until we close.
•	Further announcements on leadership roles will be made before closing.

9.	Why has someone other than Greg Harper been named to lead the gas business?
•	Spectra Energy is a market leader, and that was a key differentiator in this transaction. Greg has led Enbridge’s gas business through some challenging times, while—at the same time—being a champion of opportunities like this since he joined the Enbridge team in 2014.

•	Greg is supportive of this deal and the strength Spectra Energy has in the interstate natural gas pipeline sector and will assist Bill Yardley in establishing the “new” Enbridge Gas Transmission and Midstream business.

10.	Will there be changes to our brand/logo?
•	The combined company will be called Enbridge.

Business implications:

11.	How does this relate to Our Energy Future? Are we taking on too much change?
•	The Our Energy Future work we’ve done to date, including establishing a Results Delivery Office and creating a disciplined process for transformation, will help support this work and positions us well to develop and implement integration plans across our businesses and functions. We’ve got a lot of work ahead of us, but we’re committed to managing the transition as thoughtfully and efficiently as possible.

12.	Does this mean the Our Energy Future work will continue?
•	Yes. We will continue on with the Our Energy Future work as planned. As we move forward with the integration planning process, we will be looking for ways to include Spectra Energy in our initiatives as that will help us better plan for the future.

13.	What will this mean for our renewable energy businesses? Will we still grow this business?
•	Yes. We will continue on with the Our Energy Future work as planned. As we move forward with the integration planning process, we will be looking to include Spectra Energy in our initiatives as that will help us better plan for the future.

14.	What are your plans with respect to EGD and Union Gas?
•	These are two great entities with great people that run very well today.
•	At this point, we will continue to run them as two companies.
•	We are focused on doing what is right for the business.

Integration:

15.	When will integration begin?
•	We have formed a dedicated joint integration planning team led by an Enbridge executive, who will report to Al Monaco, and composed of leaders from both management teams.
•	We will make every effort to keep you updated on developments as we move through the transaction process and integration planning.
•	As we work to complete the combination, we are committed to a seamless transition for our employees, customers and partners.

16.	How long will the integration take?
•	Be mindful that today’s announcement is only the first step of this exciting combination, and there are still many decisions to be made.
•	Each area will work together to build a plan on what needs to be integrated. They’ll then prioritize the plan and get to work delivering a future mode of operations.

•	As we work to complete the combination, we are committed to a seamless transition for our employees, customers and partners.

17.	How can I learn more about Spectra Energy?
•	For additional information on the combination and its benefits, I encourage you to view the press release from this morning and the fact sheet on both companies, which are on ELink.
•	You can also find out more about Spectra Energy on their website at www.spectraenergy.com.
•	We will also host a webcast presentation to the investment community http://www.enbridge.com/ at 8:00 am ET. Over the coming days, we will host an employee town hall meeting where you’ll have the opportunity to ask questions and learn more about Spectra Energy and this exciting combination.
•	We will also share updates on how our strategies, cultures, community engagement, and stakeholder relations align.

18.	When will we meet the employees of the other company? I know people there—can I start talking to them about work or projects?
•	It’s important to realize that until the transaction closes, Enbridge and Spectra Energy remain separate and independent companies.
•	You should not discuss the transaction, business or customer issues with employees of Spectra Energy.
•	Some of you will be asked to participate in integration planning teams but those will include a small number of people.
•	It will be important to work through to the completion of the deal before collaborating on future work.
•	Until then, it’s critical that we stay focused on delivering for our customers and partners and executing our day-to-day responsibilities.

Synergies/staffing:

19.	What opportunities will this create for Enbridge employees?
•	The combination will create the largest energy infrastructure company in North America and one of the largest globally.
•	Together, we will have an exceptional team of people; the highest quality assets, one of the strongest balance sheets, and the most financial flexibility in the industry.
•	With strong fundamentals supporting natural gas – low cost, abundant supply and low emissions – we’ll have new opportunities to grow, complementing ongoing opportunities in liquids pipelines and renewable power generation.

20.	Will there be any reduction in headcount as a result of this transaction? If so, where or when will that take place?
•	We just announced the transaction today, and there is still much work to be done and decisions to be made.
•	As with any transaction of this nature, we expect there to be some overlap in positions and responsibilities at Enbridge and Spectra Energy.
•	The integration team, which will include representatives from both companies, will be reviewing areas of overlap, particularly in corporate and shared services.

•	What we commit to are thoughtful decisions, openness, and that we will treat people with integrity, respect and compassion.

21.	Will any offices be closed? Which ones?
•	We just announced the transaction today, and there is still much work to be done and decisions to be made.
•	We have formed a dedicated joint integration planning team led by an Enbridge executive, who will report to Enbridge’s CEO, Al Monaco, and composed of leaders from both management teams.
•	We will make every effort to keep you updated on developments as we move through the transaction process and integration planning.

“Me” questions:

22.	Will my job change at Enbridge?
•	Today’s announcement has no immediate impact on employees, and it remains business as usual today at Enbridge.
•	Until the completion of the transaction, Enbridge and Spectra Energy remain independent companies.
•	As we move forward, we expect the complementary nature of the assets that are coming together will mean that many jobs will stay the same.
•	That said, as the joint integration planning team does its work, we anticipate there will be jobs that change depending on the plan as well as the changing needs of our company and how our business needs are determined.
•	We are still early in the process, but we are committed to keeping employees informed as plans progress.

23.	Will there be changes to compensation and benefits?
•	Until the completion of the transaction, Enbridge and Spectra Energy remain independent companies and it remains business as usual.
•	Of course, it is early in this process and more details with respect to future compensation and benefit matters will be determined and communicated to you as they are finalized.

24.	Will there be relocations?
•	It’s still early in the process, and many decisions have yet to be made.
•	We anticipate there will be relocations; however, that will be determined by the joint integration planning team.
•	We are committed to keeping you informed as plans progress.

25.	What should I say if contacted by people outside of the company?
•	It is important for us to speak with one voice.
•	Consistent with company policy, if you receive any external inquiries, please forward them immediately to Glen Whelan 587-233-6303 or Terri Larson 713-353-6317.
•	If you have any questions on the transaction, please talk to your people leader or send them to internalcommunications@enbridge.com.

26.	Who can I contact with questions?
•	Please reach out to your people leader with any questions.
•	If you have any questions on the transaction, please send them to internalcommunications@enbridge.com.

Process and timing:

27.	What can I say to customers or stakeholders who ask me questions?
•	Until the close of the transaction, Enbridge and Spectra Energy remain independent companies and it remains business as usual. It’s important that we continue to work closely with our customers and partners, and remain focused on our day-to-day responsibilities.
•	Over time, as we bring our two companies together, we will have an exceptional team of people, the highest quality assets, one of the strongest balance sheets, and the most financial flexibility in the industry.
•	This is a true strategic combination and is a great development for both Enbridge and Spectra Energy, as well as for our respective teams and customers and stakeholders.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Enbridge will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of Spectra Energy that also constitutes a prospectus of Enbridge, and any other documents in connection with the Transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Spectra Energy. INVESTORS AND SHAREHOLDERS OF SPECTRA ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENBRIDGE, SPECTRA ENERGY, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Enbridge and Spectra Energy with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents which will be filed with the SEC by Enbridge on Enbridge’s website at www.enbridge.com or upon written request to Enbridge’s Investor Relations department, 200, 425 First St. SW, Calgary, AB T2P 3L8 or by calling 1-800-481-2804 within North America and 1-403-231-5957 from outside North America, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Spectra Energy upon written request to Spectra Energy, Investor Relations, 5400 Westheimer Court, Houston, TX 77056 or by calling 1-713-627-4610. You may also read and copy any reports, statements and other information filed by Spectra Energy and Enbridge with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 800.732.0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the Transaction. However, Enbridge, Spectra Energy, certain of their respective directors and executive officers and certain other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies in connection with the Transaction. Information about Enbridge’s directors and executive officers may be found in its Management Information Circular dated March 8, 2016 available on its website at www.Enbridge.com and at www.sedar.com. Information about Spectra Energy’s directors, executive officers and other members of management and employees may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 25, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 16, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

FORWARD-LOOKING INFORMATION

This communication includes certain forward looking statements and information (FLI) to provide Enbridge and Spectra Energy shareholders and potential investors with information about Enbridge, Spectra Energy and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of Enbridge, Spectra Energy and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this news release contains FLI pertaining to, but not limited to, information with respect to the following: the Transaction; the combined company’s scale, financial flexibility and growth program; future business prospects and performance; annual cost, revenue and financing benefits; the expected ACFFO per share growth; annual dividend growth and anticipated dividend increases; payout of distributable cash flow; financial strength and ability to fund capital program and compete for growth projects; run-rate and tax synergies; leadership and governance structure; and head office and business center locations.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the Transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the Transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the Transaction and other disruptions arising from the Transaction; expected future ACFFO; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the Enbridge share price which may negatively impact the value of consideration offered to Spectra Energy shareholders; expected supply and demand for crude oil, natural gas, natural gas liquids and renewable energy; prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; expected exchange rates; inflation; interest rates; tax rates and changes; completion of growth projects; anticipated in-service dates; capital project funding; success of hedging activities; the ability of management of Enbridge, its subsidiaries and affiliates to execute key priorities, including those in connection with the Transaction; availability and price of labour and construction materials; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; public opinion; and weather. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators, including any proxy statement, prospectus or registration statement to be filed in connection with the Transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this news release is expressly qualified in its entirety by these cautionary statements.

NON-GAAP MEASURES

This news release makes reference to non-GAAP measures, including ACFFO and ACFFO per share. ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to non-controlling interests and redeemable non-controlling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. Management of Enbridge believes the presentation of these measures gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of Enbridge. Management of Enbridge uses ACFFO to assess performance and to set its dividend payout target. These measures are not measures that have a standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and may not be comparable with similar measures presented by other issuers. Additional information on Enbridge’s use of non-GAAP measures can be found in Enbridge’s Management’s Discussion and Analysis (MD&A) available on Enbridge’s website and www.sedar.com.